Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Collabr LLC
2035 Sunset Lake Rd, Suite B-2
Newark, DE 19702
http://www.collabrapp.com

Up to $600,000.00 in Class CF Preferred Units at $6.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

>Company: Collabr LLC
>Address: 2035 Sunset Lake Rd, Suite B-2, Newark, DE 19702
>State of Incorporation: DE
>Date Incorporated: July 26, 2017

Terms:

>Equity

Offering Minimum: $15,000.00 | 2,500 shares of Class CF Preferred Units
Offering Maximum: $600,000.00 | 100,000 shares of Class CF Preferred Units
Type of Security Offered: Class CF Preferred Units
Purchase Price of Security Offered: $6.00
Minimum Investment Amount (per investor): $360.00

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Perk

As you are a creator, collabr user, prior investor, or friends and family in Collabr, you are eligible for additional bonus units (5%)

Time-Based Perk

Early Bird

Invest $1,000+ within the first 2 weeks | 5% bonus units

Invest $5,000+ within the first 2 weeks | 10% bonus units

Invest $10,000+ within the first 2 weeks | 15% bonus units

Invest $20,000+ within the first 2 weeks | 20% bonus units

Invest $50,000+ within the first 2 weeks | 25% bonus units

Mid-Campaign

Invest $5,000+ between [Day 45-52] and receive 10% bonus units

Invest $5,000+ between [Day 68-75] and receive 8% bonus units

Amount-Based Perks

Tier 1 Perk — Invest $1,000+ and receive an invite to beta test new Collabr features + Be featured on Collabr's social media and website + 1 month of premium.

Tier 2 Perk — Invest $5,000+ and receive 5% bonus units + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + 3 months of premium

Tier 3 Perk — Invest $10,000+ and receive 10% bonus units + a 30-minute virtual Q&A session with Collabr's CEO and/or DJ Bravo + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + a year of premium.

Tier 4 Perk — Invest $25,000+ and receive 15% bonus units + Get a recording session at 47 Productions (travel and accommodations not included) + a 30-minute virtual Q&A session with Collabr's CEO and/or DJ Bravo + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + a year of premium.

Tier 5 Perk — Invest $50,000+ and receive 20% bonus units + Get in-person lessons with DJ Bravo + an invite to an investor dinner with Collabr's Executive Team and top Creators (Travel and Lodging Not Included) + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + a year of premium.

Tier 6 Perk — Invest $75,000+ and receive 20% bonus units + Get in-person studio time with DJ Bravo featured in your song

(Travel and Lodging Not Included) + an invite to an investor dinner with Collabr's Executive Team and top Creators (Travel and Lodging Not Included) + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + a year of premium.

Tier 7 Perk — Invest $100,000+ and receive 20% bonus units + Get your next album produced by 47 Productions (Travel and Lodging Not Included) + an invite to an investor dinner with Collabr's Executive Team and top Creators (Travel and Lodging Not Included) + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + a year of premium.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club</u>

Collabr will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class CF Preferred Units at $5.00 / Class CF Preferred Unit, you will receive 110 Class CF Preferred Units, meaning you'll own 110 Class CF Preferred Units for $500. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Collabr LLC ("Collabr" or the "Company") is a social media company dedicated to empowering artists to collaborate and create work within the app, showcase their work, and interact with fans.

We are dedicated to empowering artists across various mediums to connect, collaborate, and flourish within a vibrant community. Founded in July 2017 and based in Delaware, Collabr offers a centralized workspace within its app where artists can seamlessly interact, showcase their work, and engage with fans.

Collabr targets a diverse customer base, including visual artists, musicians, writers, and digital content creators, as well as their fans and art organizations. By offering collaboration tools, a showcase platform, and fan engagement features, Collabr aims to revolutionize the way art is created and shared globally.

Competitors and Industry

Competitors:

Collabr operates within a dynamic landscape of creative collaboration platforms, engaging with competitors like Behance and Dribbble in the realm of artist portfolios and networking. While these platforms offer similar functionalities, we believe Collabr distinguishes itself through its focus on real-time collaboration and its comprehensive suite of tools tailored specifically for artists. By providing a centralized workspace for artists to not only showcase their work but also connect and collaborate seamlessly, Collabr stands out as a vital resource for the creative community.

Market & Industry:

The creative collaboration market is experiencing exponential growth, fueled by the increasing demand for digital content creation tools and platforms. With millions of artists worldwide seeking innovative ways to connect and collaborate, Collabr occupies a strategic position within this burgeoning industry. As the market continues to expand, Collabr offers a compelling solution to address the growing need for efficient and effective collaboration tools tailored for artists.

Current Stage and Roadmap

Current Stage:

Collabr has 35,000+ installs, 350% user growth, and 300% higher user engagement than industry averages. Seasoned CEO, Josh Strone has 15+ years in the live entertainment industry, managing projects for major artists. The team is backed by deep industry knowledge and global influencer/investor: Dwayne Bravo.

Future Roadmap:

Building upon the success of our flagship platform, Collabr is poised for rapid expansion and innovation. With plans to introduce new features and enhancements, including advanced collaboration tools and integrations, Collabr aims to redefine the way artists collaborate and create.

The Team

Managers

Name: Joshua Samuel Strone

Joshua Samuel Strone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO)
  Dates of Service: August, 2017 - Present
  Responsibilities: Founder and CEO of the company. Strone does not receive an annual salary and presently holds 750,000 Common Units.

Other business experience in the past three years:

- Employer: TAIT Towers
  Title: Project Manager
  Dates of Service: October, 2022 - October, 2023
  Responsibilities: Ensure projects are actively managed including drafting project proposals & quotes, development of creative & technical solutions, cost estimates & contingencies, contractual & legal relationships, tracking systems, int & ext communications, final deliverables, and risk monitoring

Other business experience in the past three years:

- Employer: NYGASP
  Title: Production Manager
  Dates of Service: August, 2017 - October, 2022
  Responsibilities: Worked with creative staff on all production elements and maintained artistic vision of shows. Managed local/road casts and crews, working with union regulations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Units in the amount of up to 600K in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their

money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Collabr LLC was formed on July 2017 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Collabr has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua Samuel Strone	750,000	Common Units	100.0%

The Company's Securities

The Company has authorized Common Units, Class A Special Units, Class B Special Units, and Class CF Preferred Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 100,000 of Class CF Preferred Units.

Common Units

The amount of security authorized is 1,000,000 with a total of 750,000 outstanding.

Voting Rights

one vote per share

Material Rights

Vesting: Common Units are fully vested upon issuance unless otherwise specified by the Managers. The Managers may also issue unvested Common Units subject to specific vesting conditions.

Other Rights: The Company cannot amend, alter, or repeal any provisions of the operating agreement that adversely affect the relative rights and preferences of the Common Units without the consent of the majority of Common Units holders. Additionally, changes that affect liquidation preference or treat any Common Units differently require the consent of each affected unit holder.

Please see the Company's Second Amended and Restated Operating Agreement attached as Exhibit F for the rights' in their entirety.

Class A Special Units

The amount of security authorized is 150,000 with a total of 150,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Special Units.

Material Rights

Voting Rights: Holders of Class A Special Units do not have general voting rights. They are only entitled to vote on matters specifically requiring the vote of Class A Special Units holders by applicable law or the operating agreement. Each Class A Special Unit carries one vote for such matters.

Other Rights: Without the consent of the majority of Class A Special Units holders, the Company cannot amend, alter, or repeal any provisions of the operating agreement that would adversely affect the relative rights and preferences of the Class A Special Units. Any changes that treat Class A Special Units differently or affect their liquidation preference require the consent of each affected unit holder.

Class B Special Units

The amount of security authorized is 100,000 with a total of 100,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Special Units.

Material Rights

Voting Rights: Holders of Class B Special Units do not have general voting rights. They are entitled to vote on matters specifically requiring the vote of Class B Special Units holders by applicable law or the operating agreement. Each Class B Special Unit carries one vote for such matters.

Vesting and Repurchase Option: Class B Special Units are unvested at issuance and vest based on the performance obligations detailed in Exhibit B of the operating agreement. If the holders fail to meet these obligations, the Managers may notify the holders, who then have 30 days to cure the deficiency. If not cured, the Company has the option to repurchase the unvested units at $0.01 per unit within three months of the Repurchase Trigger Date.

Other Rights: Similar to Class A Special Units, any amendments, alterations, or repeals of the operating agreement provisions that adversely affect the relative rights and preferences of the Class B Special Units require the consent of the majority of Class B Special Units holders. Changes that affect liquidation preference or treat any Class B Special Units differently require the consent of each affected unit holder.

Class CF Preferred Units

The amount of security authorized is 250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class CF Preferred Units.

Material Rights

Voting Rights: Class CF Preferred Units do not carry voting rights.

Information Rights: Limited to information required to be filed annually under 17 CFR 227.202. The Company may permit Members to inspect certain records at their own expense, but is not obligated to provide access to trade secrets or highly confidential information.

Non-Transferability: Units are not registered with the SEC and are subject to transfer restrictions. Class CF Preferred Units can be sold, assigned, pledged, or transferred, subject to Regulation Crowdfunding requirements.

Please see the Company's Amended and Restated Operating Agreement attached as Exhibit F for the rights' in their entirety.

What it means to be a minority holder

As a minority holder of Common Units of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe we can operate the business without revenue generation for approximately six (6) months. This estimation is based on our current financial reserves and a detailed budget plan. Our monthly burn rate, which includes all necessary expenses for maintaining operations, is approximately $2,500 related to Development costs ($1,000/mo), Marketing costs ($1,000/mo), and Administrative costs ($500/mo).

Foreseeable major expenses based on projections:

Based on our projections, the major expenses are expected to be concentrated in the following areas:

We plan to allocate approximately $6,000 over the next six months to development costs. This includes expenses for hiring part-time developers, purchasing necessary software and tools, and conducting preliminary user testing.

Marketing efforts will require around $6,000 in the same period. This budget will be used for digital advertising campaigns, content creation, and initial public relations efforts to promote our brand and attract early adopters.

Administrative expenses, estimated at $3,000, will cover salaries for essential personnel, office rent, utilities, and other operational costs. This ensures that we have the necessary support to manage the day-to-day operations effectively.

Future operational challenges:

One future operational challenge we foresee is keeping up with technological advancements. As technology evolves rapidly, our development team must continuously innovate and update our product to stay competitive in the market. This requires ongoing investment in talent acquisition and training, as well as staying current with industry trends and technological developments.

Future challenges related to capital resources:

We anticipate challenges in gauging the interest of various capitalists, including funds and investors. Securing sufficient capital to support our growth will require effectively communicating our value proposition and growth potential to potential investors. This includes preparing comprehensive financial models, business plans, and demonstrating traction through customer acquisition and retention metrics.

Future milestones and events:

Negatively: Increasing costs for API providers could impact our budget. As we scale, the cost of third-party services and API integrations may rise, which could affect our overall expenses and profitability. We will need to negotiate favorable terms with providers and explore alternative solutions to mitigate these costs.

Positively: The implementation of further subscription models could enhance our revenue streams. By diversifying our revenue streams and offering additional subscription-based services, we can increase our recurring revenue and improve financial stability. This will involve developing new product features, pricing strategies, and marketing campaigns to attract and retain subscribers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2024, the Company has capital resources available in the form of approximately $4,008.08 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support operational and marketing expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately (6) months. This is based on a current monthly burn rate of $2,500 for expenses related to Development costs ($1,000/mo), Marketing costs ($1,000/mo), and Administrative costs ($500/mo).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for two (2) years. This is based on a current monthly burn rate of $20,500 for expenses related to Development costs ($8,000/mo), Marketing costs ($10,000/mo), and Administrative costs ($2,500/mo).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional series of capital rounds and raises.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

The global digital content creation and collaboration market was valued at USD 25.6 billion in 2022 and is estimated to expand at a CAGR of 13.5% from 2023 to 2030.

With a strong growth plan, Collabr aims to become a market leader in the collaboration space, capturing a significant market share and generating substantial revenue within the next five years.

Collabr is expected to generate an annual turnover of US $25Million+ by the fifth year of operations with healthy bottom line margins ranging between 10-15%. This revenue milestone is pivotal in our valuation calculus.

Management's Prior Achievements & Success

Management has been involved in the arts and entertainment industries for over 20 years. Management has a following of over 5M on social media platforms and is a well-known entity in the industry. Management has a global reach and vast network of industry professionals.

The expected fifth-year revenue represents a significant portion of Collabr's business scale and potential financial stability. Our pre-money valuation of $5 million is derived by considering tour management, social media following, and primarily the projected revenues as a foundational financial benchmark for our business scale at maturity. This valuation approach aligns with industry norms for enterprises with similar growth trajectories and market potentials.

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $600,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  1.0%
  StartEngine Service Fee

- Research & Development
  23.5%
  We will use 24.5% of the funds raised for new product development.

- Marketing
  50.0%
  We will use 50% of the funds raised to conduct market and customer research, market, testing, active marketing campaigns.

- Administration
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: Financial Operations, Sales and Marketing, Technical Operations, and Legal Services. Wages to be commensurate with training, experience and position.

- Working Capital
  10.0%
  We will use 10% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.collabrapp.com (www.collabrapp.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/collabr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Collabr LLC

[See attached]



collabr

Collabr LLC
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Collabr LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 21, 2023

3

COLLABR LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalents	4,071	5,302
Total Current Assets	4,071	5,302
Non-Current Assets:		
	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	4,071	5,302
LIABILITIES AND EQUITY		
Current Liabilities:		
	-	-
Total Current Liabilities	-	-
Non-Current Liabilities:		
	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Accumulated Deficit	(102,389)	(47,326)
Member's Capital	106,460	52,628
TOTAL EQUITY	4,071	5,302
TOTAL LIABILITIES AND EQUITY	4,071	5,302

COLLABR LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
	0	0
	0	0
Gross Profit	-	-
Operating Expenses		
Advertising & Marketing	10,379	5,760
Research & Development	21,087	14,250
General and Administrative	23,597	5,033
Total Operating Expenses	**55,064**	**25,043**
Total Loss from Operations	**(55,064)**	**(25,043)**
Other Expense		
	0	0
Total Other Income/Expense	**0**	**0**
Earnings Before Income Taxes, Depreciation, and Amortization	**(55,064)**	**(25,043)**
	0	0
Net Income (Loss)	**(55,064)**	**(25,043)**

COLLABR LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(55,064)	(25,043)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(55,064)	(25,043)
INVESTING ACTIVITIES	-	-
	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Member Capital	53,832	29,878
Net Cash provided by (used in) Financing Activities	53,832	29,878
Cash at the beginning of period	5,302	467
Net Cash increase (decrease) for period	(1,232)	4,835
Cash at end of period	4,071	5,302

COLLABR LLC STATEMENT OF CHANGES IN MEMBERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Members' Capital				Retained earnings (Deficit)	Total Members' Equity
	Common Units	Class A Special Units	Class B Special Units	$ Amount		
Beginning balance at 1/1/22	750,000	50,000	-	22,750	(22,283)	467
Contribution	-	100,000	-	62,685	-	62,685
Distribution	-	-	-	(32,807)	-	(32,807)
Net income (loss)	-	-	-	-	(25,043)	(25,043)
Ending balance at 12/31/22	750,000	150,000	-	52,628	(47,326)	5,302
Contribution	-	-	100,000	53,832	-	53,832
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(55,064)	(55,064)
Ending balance at 12/31/23	750,000	150,000	100,000	106,460	(102,389)	4,071

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Collabr LLC ("the Company") in Delaware on August 1, 2017. The Company plans to earn revenue using a social networking mobile app leveraging creative collaboration technology and combining them with premium tools and features to fuel the growth and allow the company to be self-funding. The Company's headquarters is in Newark, Delaware. The Company's customers will be located globally.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $5,302 and $4,071 in cash as of December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service for premium creative creation and collaboration tools. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software features and uptime for users over the subscription period which is a minimum of one month and revenue is recognized over the life of the subscription as performance obligations are satisfied.

The Company also generates revenues through ad revenues. For this revenue stream, the Company has no performance obligation to customers. The Company will use its space to allow advertisers to pay to run ads on Company's product through Google AdMob. The Company's payments are collected once a minimum threshold has been met by the ad provider and at which time the revenue is also recognized.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of related expenses for independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no outstanding debts or liabilities as of December 31, 2022 and 2023.

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of membership units. 900,000 units were issued as of December 31, 2022 and 1,000,000 as of December 31, 2023.

The Membership Interests shall be divided into three classes of Units consisting of units of Common Membership Interests (the "Common Units"), units of Class A Special Membership Interests (the "Class A Special Units"), and units of Class B Special Membership Interests (the "Class B Special Units" and, together with the Common Units and Class A Special Units, the "Units"). 750,000 Common Units, of which 750,000 will be issued and outstanding, 150,000 Class A Special Units, of which 150,000 will be issued and outstanding, and 100,000 Class B Special Units, of which 100,000 will be issued and outstanding.

As of December 31, 2023, 900,000 units were issued and outstanding. The remaining 100,000 units relate to the Class A Special Units and Class B Special Unit, of which 10% of the authorized and issued units are committed to two investors with two percent vesting per year over the next five years, beginning January 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 21, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This is a preview for demo purposes only.

collabr is not live or open to the public at this moment.





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Create. Connect. Collaborate.

Collabr is a pre-revenue social media company dedicated to empowering artists to collaborate and create work within the app, showcase their work, and interact with fans. Collabr has 35,000+ installs, 350% user growth, and 300% higher user engagement than ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



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OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

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$6.00 Per Share

RAISED ⓘ   INVESTORS
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MIN INVEST ⓘ   VALUATION
$360 $6M

REASONS TO INVEST

 Empowering Creators: Collabr is a one-stop shop for artists to connect and collaborate seamlessly within a centralized workspace. Artists can also interact with fans and thrive in a dedicated community.

 Seasoned CEO, Josh Strone has 15+ years in the live entertainment industry, managing projects for major artists. The team is backed by deep industry knowledge and global influencer/investor: Dwayne Bravo.

 The global creative collaboration market is booming, valued at a TAM of $576.6B. Not to mention, Collabr has 35,000+ installs, 350% user growth, and 300% higher engagement rate compared to the industry average .*

* Past growth is not indicative of future success. Metrics comparing Collabr to the industry average are based on internal data.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Joshua Strone • CEO
I am a creative professional focusing in the producing and management of live entertainment. With over 15+ years of experience and being involved in over 300 productions, I have unique experiences that help create and shape the Collabr ...
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THE PITCH

Unleash Your Creativity with Collabr

Collabr is a revolutionary platform designed by creatives, for creatives. From painters to musicians, and filmmakers to writers, we empower artists of all mediums to showcase their work, connect with collaborators, interact with fans, and build thriving communities and careers.



CREATE
Create and upload your work to the Collabr creative network

Our customized platform eliminates the guesswork. Need an editor for your photographs or a sketch writer for your comedy routine? Collabr's extensive network instantly connects you with talented individuals who perfectly complement your skills.

COLLABR WAS DESIGNED FOR:
CONTENT CREATORS & ADVERTISERS, MARKETERS, BRANDS, AND ORGANIZATIONS
A space for creators to showcase themselves to a wide audience
PRODUCTION HOUSES/ TALENT SCOUTS & MUSICIANS, ACTORS, FILMMAKERS
Allows users to search for creators by usertags for each users' talents
FANS & ENTERTAINERS, CELEBRITIES, PERFORMERS
Allows fans to interact with their favorite content creators







But Collabr is more than just connections. We're a vital outlet for creatives as we understand the unique challenges artists face. That's why we offer essential tools for promotion, audience engagement, and project management – all within a single, user-friendly platform. Collabr allows artists to turn their creative spark into a roaring fire.

Collaborate, create, and achieve your artistic dreams with a supportive community by your side.

OUR LEADERSHIP

A Powerhouse of Industry Expertise &

A Powerhouse of Industry Expertise & Influence




OUR LEADERSHIP

JOSHUA STRONE
CEO

Leading the charge, boasting over 15+ years in the live entertainment industry

DWAYNE BRAVO
KEY INVESTOR

A legendary cricket star and investor, serving as a brand ambassador with a massive global following

Our team is built on a combination of industry veterans, experienced entrepreneurs, and most importantly, creatives. We're a team that understand the needs of creatives, possess the expertise to scale a business, and boast the power to reach a vast audience. We possess the right skills and expertise to drive our mission forward to ensure unparalleled success in the creative collaboration market.

Joshua Strone, CEO: Leading the charge is Josh, boasting over 15+ years in the live entertainment industry. From managing projects for superstars like Maroon 5 to coordinating events for diverse artists, Josh brings a deep understanding of the creative landscape and the challenges artists face.

Dwayne Bravo, Key Investor: A legendary cricket star and investor in Collabr, Dwayne serves as a brand ambassador with a massive global following. Dwayne's own music studio, 47 productions in Trinidad, leverages Collabr to discover new talent. In fact, they signed an artist directly discovered through the platform!

THE MARKET & OUR TRACTION
Targeting the $576.6B Creative Landscape

The global digital content creation and collaboration market is currently valued at $25.6 billion and projected to expand by a 13.5% CAGR until 2030. Within this expansive market, Collabr is laser-focused on the arts and entertainment industries, valued at over $422 billion. We're also tackling the social media and networking space, a $129 billion+ industry[1]. This combined market represents a wealth of potential collaborators and users for Collabr and we believe we're well-positioned to capitalize on this massive and rapidly growing opportunity. (Source - source with paywall)



$576.6 BILLION+
TOTAL ADDRESSABLE MARKET

$422 BILLION+
Arts and entertainment industries

$129 BILLION+
Social media and networking space

$25.6 BILLION
Global digital content creation and collaboration market

Collabr is already experiencing impressive growth, boasting an eCPM (effective cost per mille) for ad

Collabr is already experiencing impressive growth, boasting an eCPM (effective cost per mille) for ad revenue that exceeds industry standards, standing at a remarkable $6.00. This translates to strong market demand and significant growth potential. Furthermore, our app has seen over 35,000 installs, with a stellar 350% user growth rate over the past year, signifying our increasing market adoption and user satisfaction.



PROVEN SUCCESS
Where we are at:
$6.00 ECPM
Above standard ad revenue rate
35K+ INSTALLS
350%+
User growth rate in the past year
300%
Increase on industry standard engagement time
Collab
Charlotte
Jayden
Upload image/video/audio

Perhaps the most telling statistic is our average user engagement time. Collabr users spend a staggering 10+ minutes on the platform – a whopping 200% above the industry standard. This deep user engagement underscores the effectiveness of Collabr's solution in connecting artists and fueling their creative endeavors.

THE OPPORTUNITY

Collabr's Advantage: A Creative Oasis

Artists face a constant struggle – finding collaborators. Traditional methods are expensive, geographically limited, and lack a centralized hub. Existing social media platforms, while vast, are saturated and not conducive to organic connections.



PRODUCT FEATURES
HASHTAGS
Tag your posts with relevant hashtags
SEARCH
for users & collabs via usertags and geolocation
COLLABS
Send requests to collaborate with your peers
COLLAB STUDIO
Create edit photos, video, and audio tracks
PROFILE
Unique profile to showcase your creative talents
USERTAGS
Tag yourself for collaborators to find you
GEOLOCATION
Find creatives all around the world
POSTS
Share your work on an international creative network

This is where Collabr truly shines. Unlike competitors who simply showcase work, Collabr allows

artists to create together within the platform. Imagine a musician collaborating with a lyricist in real-time, or a photographer teaming up with a digital artist – all within one, intuitive workspace. This fosters a collaborative environment that pushes boundaries and fuels artistic growth.

Collabr empowers artists by offering a one-stop solution:

- **Build Your Network**: Find collaborators globally. Go beyond location with user tags and geolocation search.
- **Showcase Your Work**: Upload your existing portfolio or create anew with our in-app Collabr Studio.
- **Collaborate Seamlessly**: Work together on projects in a single, centralized workspace. Break down communication barriers and streamline workflows.
- **Cost-Effective Solution**: Eliminate the financial burden of expensive collaboration tools.
- **Thriving Community**: Unlike generic social media, Collabr fosters a dedicated space for creatives to connect and be inspired.

MONETIZATION FEATURES

AD REVENUE
Utilizing Google AdMob in key places within our app

3 SUBSCRIPTION LEVELS
Premium, Pro, and Master From $9.99 to $19.99 / mo

TIP JAR
Users can tip others based on content they like*

MARKETPLACE
A storefront for users to sell their creations*

*Collabr takes a percentage of all transactions

WHY INVEST

The Future of Creative Collaboration is Here

Collabr doesn't just connect creatives – it empowers them. With a passionate team, proven user engagement, and a clear competitive edge, Collabr is ready to revolutionize creative collaboration.



THE FUTURE OF **CREATIVE COLLABORATION IS HERE**

Join us in building a platform that unleashes the power of human imagination

We're capitalizing on the creative boom, catering to the ever-growing creator market, and dedicated to constantly improving Collabr. We are continuously building new features to streamline the collaboration process, integrating more cutting-edge tools and technology, and incorporating generative AI to expand creative possibilities. From creating new works, inspiring other projects, and collaborating with like-minded people, Collabr celebrates artistic achievements by bringing creatives together.

Join us in building a platform that unleashes the power of human imagination.

The future of creative collaboration is here. Invest in Creativity. Invest in Collabr.

ABOUT

HEADQUARTERS
2035 Sunset Lake Rd, Suite B-2 Newark, DE 19702

WEBSITE
View Site ↗

Collabr is a pre-revenue social media company dedicated to empowering artists to collaborate and create work within the app, showcase their work, and interact with fans. Collabr has 35,000+ installs, 350% user growth, and 300% higher user engagement than industry averages.

TERMS

collabr

Overview

PRICE PER SHARE
$6

VALUATION
$6M

DEADLINE ⓘ
May. 28, 2024 at 1:14 AM PDT

FUNDING GOAL ⓘ
$15k - $600k

Breakdown

MIN INVESTMENT ⓘ
$360

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$600,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
2,500

SHARES OFFERED
Class CF Preferred Units

MAX NUMBER OF SHARES OFFERED
100,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Perk

As you are a creator, collabr user, prior investor, or friends and family in Collabr, you are eligible for additional bonus units (5%)

Time-Based Perk

Early Bird

Invest $1,000+ within the first 2 weeks | 5% bonus units

Invest $5,000+ within the first 2 weeks | 10% bonus units

Invest $10,000+ within the first 2 weeks | 15% bonus units

Invest $20,000+ within the first 2 weeks | 20% bonus units

Invest $50,000+ within the first 2 weeks | 25% bonus units

Mid-Campaign

Invest $5,000+ between [Day 45-52] and receive 10% bonus units

Invest $5,000+ between [Day 68-75] and receive 8% bonus units

Amount-Based Perks

Tier 1 Perk — Invest $1,000+ and receive an invite to beta test new Collabr features + Be featured on Collabr's social media and website + 1 month of premium.

Tier 2 Perk — Invest $5,000+ and receive 5% bonus units + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + 3 months of premium

Tier 3 Perk — Invest $10,000+ and receive 10% bonus units + a 30-minute virtual Q&A session with Collabr's CEO and/or DJ Bravo + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + a year of premium.

Tier 4 Perk — Invest $25,000+ and receive 15% bonus units + Get a recording session at 47 Productions (travel and accommodations not included) + a 30-minute virtual Q&A session with Collabr's CEO and/or DJ Bravo + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + a year of premium.

Tier 5 Perk — Invest $50,000+ and receive 20% bonus units + Get in-person lessons with DJ Bravo + an invite to an investor dinner with Collabr's Executive Team and top Creators (Travel and Lodging Not Included) + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + a year of premium.

Tier 6 Perk — Invest $75,000+ and receive 20% bonus units + Get in-person studio time with DJ Bravo featured in your song (Travel and Lodging Not Included) + an invite to an investor dinner with Collabr's Executive Team and top Creators (Travel and Lodging Not Included) + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + a year of premium.

Tier 7 Perk — Invest $100,000+ and receive 20% bonus units + Get your next album produced by 47 Productions (Travel and Lodging Not Included) + an invite to an investor dinner with Collabr's Executive Team and top Creators (Travel and Lodging Not Included) + receive an invite to beta test new Collabr features + get your content pushed to the front page of the Collabr App + a year of premium.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club

Collabr will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class CF Preferred Units at $5.00 / Class CF Preferred Unit, you will receive 110 Class CF Preferred Units, meaning you'll own 110 Class CF Preferred Units for $500. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript:

Enter Collabr—the mobile app already helping over 35,000 creators connect, produce and monetize their latest works of art.

With Collabr, artists can swipe right on their dream collaborations—

Whether that's a singer teaming up with a band, a filmmaker joining forces with a studio, or an illustrator partnering with a writer.

Using one intuitive workspace, they can all:

Build their network globally,

Showcase their work by uploading or creating portfolios,

And collaborate seamlessly.

Collabr sits at the intersection of 3 booming industries: arts and entertainment, social media, and the creator economy. Together, they represent a $576 billion opportunity—and we're poised to take center stage.

The proof is in the numbers. Our users are glued to their screens, spending 200% longer on the app and engaging 300% more compared to other social media platforms. And our backers are thrilled to see 10X the industry average in ad revenue performance.

As founder and CEO, I've spent the last 15 years orchestrating massive projects for the likes of Metallica, Maroon 5, and hit Broadway shows. I'm joined by our key investor Dwayne Bravo, a global influencer with over 5 million followers across sports, music, and film.

"Dwayne Bravo here! I'm in the studio with the incredible Ronzy, who I discovered on Collabr. We're laying down some fire tracks and it's all thanks to this amazing platform! Looking forward to discovering you on Collabr too!"

With the funds from this round, we plan to accelerate our growth through new marketing channels and expand our platform's features, enabling artists to further monetize their content through live streaming, a marketplace, tip jars, and paywalls for exclusive content.

By investing in our growth, you're helping us better serve our thriving community of artists. This is your opportunity to own a piece of the platform bringing creative visions to life.

The stage is set. We've got lights, camera… Now will you take action?

Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

DocuSign Envelope ID: 4B956051-A684-4CAF-BA78-8E090292B71F

SECOND AMENDED AND RESTATED

OPERATING AGREEMENT

OF

COLLABR LLC

A Delaware Limited Liability Company

This Second Amended and Restated Operating Agreement (this "Agreement") of Collabr LLC (the "Company") is entered into by and among the parties listed on Exhibit A attached hereto (the "Existing Members") and those other Persons (defined below) who become Members (defined below) of the Company from time to time, and is made effective as of May 23, 2024 (the "Effective Date").

ARTICLE I
DEFINITIONS

The following terms used herein shall have the following meanings (unless otherwise expressly provided herein or unless the context clearly indicates otherwise):

1.1.   "Act" means the Delaware Limited Liability Company Act, 6 Del. C. c. 18, as amended from time to time (or any corresponding provisions of succeeding law).

1.2.   "Certificate" means the Certificate of Formation filed with the Office of the Secretary of State of Delaware on July 26, 2017.

1.3.   "Change of Control" means (i) a sale of all or substantially all of the Company's assets other than to an Excluded Entity (as defined below), (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, limited liability company or other entity other than an Excluded Entity, or (iii) the consummation of a transaction, or series of related transactions, in which any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of all of the Company's then outstanding voting securities.

Notwithstanding the foregoing, a transaction shall not constitute a Change of Control if its purpose is to (A) change the jurisdiction of the Company, (B) create a holding company that will be owned in substantially the same proportions by the persons who hold the Company's securities immediately before such transaction, or (C) obtain funding for the Company in a financing that is approved by the Managers. An "Excluded Entity" means a corporation or other entity of which the holders of voting capital stock of the Company outstanding immediately prior to such transaction are the direct or indirect holders of voting securities representing at least a majority of the votes entitled to be cast by all of such corporation's or other entity's voting securities outstanding immediately after such transaction.

1.4.   "Code" means the Internal Revenue Code of 1986, as amended. Any reference to any specific provision of the Code or any regulations promulgated thereunder shall also refer to any successor provisions thereto.

1.5.   "Issue Date" means the date on which Securities are issued to a Member.

1.6.   "Manager" means a person designated in accordance with Article IV hereof to act as a manager of the Company.

1.7.   "Member" means (a) the Existing Members and (b) any Person hereafter admitted as a member of the Company pursuant to the provisions of this Agreement, if any, but does not include any Person who has ceased to be a member in the Company.

1.8.   "Membership Interest" means a Member's entire interest in the Company, including such Member's economic interest, the right to vote on or participate in the Company's management, and the right to receive information concerning the business and affairs of the Company, in each case, to the extent expressly provided in this Agreement or required by the Act.

1.9.   "Person" means any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

1.10.   "Regulation Crowdfunding" means those rules and regulations applicable to exempt securities offerings made in reliance on section 4(a)(6) of the United States Securities Act of 1933, as amended (the "Securities Act"), which as of the Effective Date are found at 17 CFR Part 227.

ARTICLE II
FORMATION OF THE COMPANY

2.1.   Formation; Effective Date. On July 26, 2017, the Company was organized as a Delaware limited liability company. This Agreement amends and restates the Limited Liability Company Operating Agreement of the Company dated as of August 1, 2017, and shall be deemed effective as of the date hereof. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provisions, this Agreement shall, to the extent permitted by the Act, control.

2.2.   Name. The name of the Company is Collabr LLC, and a Certificate securing that name for the sole and exclusive use of the Company was filed with the Office of the Secretary of State of Delaware on July 26, 2017, however, the name shall be subject to change by the Managers of the Company.

2.3.   Purpose; Powers. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act. The Company shall possess and may exercise all powers and privileges granted by the Act, by any other law, or by this Agreement, including incidental powers thereto, to the extent that such powers and privileges are necessary, customary, convenient, or incidental to the attainment of the Company's purposes, and subject to the provisions of this Agreement, (a) the Company may enter into and perform any and all documents, agreements and instruments contemplated thereby, all without any further act, vote or approval of any Member, (b) the Managers may authorize any person (including, without limitation, any Member or Manager) to enter into and perform any document on behalf of the

Company and (c) the Company may merge with, or consolidate into, another Delaware limited liability company or other business entity (as defined in the Act)..

2.4. <u>Term</u>. The term of the Company commenced on the date that the Certificate was filed in the Office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved in accordance with the provisions of either this Agreement or the Act.

2.5. <u>Principal Office</u>. The principal office of the Company shall be located at such place within or without the State of Delaware, and the Company shall maintain such records, as the Managers shall determine from time to time. The Company may have such other offices as the Managers may designate from time to time.

2.6. <u>Registered Office and Registered Agent</u>. The Company's initial registered office shall be at 2035 Sunset Lake Rd, Suite B-2, Newark, DE 19702, and the name of its initial registered agent at such address shall be Legalinc Corporate Services Inc. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Office of the Secretary of State of the State of Delaware and paying any fees required under the Act.

2.7. <u>Continuation of Company</u>. The Members hereby agree that the Company shall be organized, administered, operated, and terminated in accordance with the provisions of this Agreement and the Act. The Members hereby further agree that the rights, duties, liabilities, and obligations of the Members shall be governed by the provisions of this Agreement and the Act.

2.8. <u>Qualification in Other Jurisdictions</u>. The Managers shall cause the Company to be qualified, formed, or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company conducts business and in which such qualification, formation, or registration is required by law or deemed advisable by the Managers. Any Manager, as an authorized person within the meaning of the Act, shall execute, deliver, and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to do business.

ARTICLE III
MEMBERS AND MEMBERSHIP INTERESTS

3.1. <u>Existing Members; New Members</u>.

(a) The name and address of each Member shall be set forth below in Exhibit A. Each Member's Capital Contribution, the number of Units owned by each Member, the vesting status of such Units, and each Member's Membership Interest as of the date hereof are set forth on Exhibit A opposite such Member's name.

(b) Subject to approval by the Managers, the Company shall have the right to issue or sell to any Person (including Members and affiliates of Members) any of the following (which for purposes of this Agreement shall be referred to as "Additional Interests"): (i) additional Common Units, Special Units and one or more classes of preferred units, and (ii) warrants, options, or other rights to purchase or otherwise acquire Common Units, Special Units or preferred units. Subject to the provisions of this Agreement and approval by the Managers, the Company shall determine the number of each class or series of Units to be issued or sold and the contribution required in connection with the issuance of such

DocuSign Envelope ID: 4B956051-A684-4CAF-BA78-8E090292B71F

Additional Interests. In order for a Person to be admitted as a new Member of the Company with respect to an Additional Interest, with respect to Membership Interests that have been transferred pursuant to this Agreement or otherwise, such Person shall have delivered to the Company a written undertaking in a form acceptable to the Company to be bound by the terms and conditions of this Agreement and shall have delivered such documents and instruments as the Company reasonably determines to be necessary or appropriate in connection with the issuance of such Additional Interest to such Person or the transfer of Membership Interests to such Person or to effect such Person's admission as a Member. Thereafter, the Company shall amend Exhibit A without further vote, act or consent of any other Person to reflect such new Person as a Member and shall make available for review a copy of such amended Exhibit A to each Member. Upon the delivery of such documents and instruments, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued such Person's Membership Interest, including any Units that correspond to and are part of such Membership Interest.

3.2. <u>Representations and Warranties</u>. Each Member hereby represents and warrants to the Company and each other Member that:

(a)   Such Member has full legal right, power and authority (including the due authorization by all necessary corporate, limited liability company or partnership action in the case of corporate, limited liability company or partnership Members) to enter into this Agreement and to perform such Member's obligations hereunder without the need for the consent of any other Person; and this Agreement has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of such Member enforceable against such Member in accordance with the terms hereof.

(b)   The Membership Interests are being received by such Member for investment and not with a view to any distribution thereof that would violate the Securities Act or the applicable securities laws of any state; and such Member will not distribute the Membership Interests in violation of the Securities Act or the applicable securities laws of any state.

(c)   Such Member understands that the Membership Interests have not been registered under the Securities Act or the securities laws of any state or other jurisdiction and must be held indefinitely unless subsequently registered under the Securities Act and any applicable state or other relevant securities laws or unless an exemption from such registration becomes or is available.

(d)   Such Member is financially able to hold the Membership Interests for long-term investment, believes that the nature and amount of the Membership Interests being acquired are consistent with such Member's overall investment program and financial position, and recognizes that there are substantial risks involved in acquiring the Membership Interests.

(e)   Such Member confirms that (i) such Member is familiar with the business of the Company, (ii) such Member has had the opportunity to ask questions about the Company and to obtain (and that such Member has received to its satisfaction) such information about the business and financial condition of the Company as such Member has reasonably requested, and (iii) such Member, either alone or with such Member's representative (as defined in Rule 501(h) promulgated under the Securities Act), if any, has such knowledge and experience in financial and business matters that such Member is capable of evaluating the merits and risks of the prospective investment in the Membership Interests.

DocuSign Envelope ID: 4B956051-A684-4CAF-BA78-8E090292B71F

(f)   Such Member acknowledges and agrees that such Member's Membership Interests cannot be sold, assigned, transferred, exchanged, or otherwise disposed of except in compliance with the terms of this Agreement.

3.3.   Meetings of the Members.

(a)   The Members may hold meetings at such time and place and using such procedures as the Managers may reasonably determine from time to time upon ten (10) days written or electronic mail notice. Notice of any such meeting may be waived by any Member upon either the signing of a written waiver thereof or presence at a meeting by such Member.

(b)   At any meeting of the Members, the Members holding a majority of the outstanding Units shall constitute a quorum. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice upon reaching a quorum.

3.4.   Action by Members. Without limiting any other consent or approval required by this Agreement or non-waivable provision of the Act, any action to be taken by the holders of Units shall require the affirmative vote of the Members holding at least a majority of the then-outstanding Units (the "Majority Members").

3.5.   Action by Written Consent of the Members. Any action that is permitted or required to be taken by the Members may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is signed by the Majority Members.

3.6.   Membership Interests. The Membership Interests shall be divided into four classes of Units consisting of units of Common Membership Interests (the "Common Units"), units of Class A Special Membership Interests (the "Class A Special Units"), units of Class B Special Membership Interests (the "Class B Special Units"), and units of Class CF Preferred Membership Interests (the "Class CF Preferred Units" and, together with the Common Units, Class A Special Units and Class Special Units, the "Units"). As of the date hereof, and after giving effect to the transactions contemplated hereby, there shall be authorized (i) 750,000 Common Units, of which 750,000 will be issued and outstanding, (ii) 150,000 Class A Special Units, of which 150,000 will be issued and outstanding, and (iii) 100,000 Class B Special Units, of which 100,000 will be issued and outstanding. The Company is further authorized to issue Class CF Preferred Units, none of which are issued and outstanding as of the Effective Date, but once issued and outstanding will be recorded and tracked in an amended Exhibit A as provided in Section 3.1(a) above. Additionally, the Manager may engage a registered transfer agent to maintain a schedule of Members for the Company. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

3.7.   Certificates. The Company is hereby authorized, but not required, to issue certificates representing the ownership of Units in accordance with the Act. Pursuant to Delaware Uniform Commercial Code Sec. 8-103(c), all Units shall be considered securities governed by Article 8 of the Delaware Uniform Commercial Code.

3.8.   Common Units. Except as otherwise provided herein, all Common Units shall be identical and shall entitle the holders thereof to the same rights and privileges.

(a)   Voting Rights of Common Units. The holders of Common Units shall have the general right to vote for all purposes including the election of Managers. Each holder of Common Units shall be entitled to one vote for each unit thereof held. There shall be no cumulative voting.

(b)   Vesting. Except as set forth herein, Common Units shall be 100% vested upon issuance. Notwithstanding the preceding sentence, the Managers may award, subject to compliance with Section 3.1(b), unvested Common Units from time to time (to the extent authorized or to be authorized under Section 3.3 hereof).

(c)   Other Rights. Without the written consent of the holders of a majority of the outstanding units of Common Units or the vote of the holders of a majority of the outstanding units of Common Units at a meeting of the holders of Common Units called for such purpose, the Company shall not amend, alter or repeal any provision of the Company's Certificate or this Agreement so as to adversely affect the relative rights and preferences of the Common Units; provided however, that any such amendment that changes the liquidation preference of the Common Units or that treats any Common Units differently than any other Common Units shall require the affirmative vote of the holder of each unit of Common Units at a meeting of such holders called for such purpose or the written consent of the holder of each such unit of Common Units; provided further, that in no event will the issuance of any series of Units that is senior to, on a parity with or junior to the Common Units or is entitled to payment prior to the time when the Common Units are entitled to payment be deemed to adversely affect the rights and preferences of the Common Units.

3.9.   Special Units.

(a)   Voting Rights. Except as required by applicable law or any other provision of this Agreement, no holder of Class A Special Units or Class B Special Units (collectively, the "Non-Voting Units"), as such holder, shall be entitled to vote on any matter submitted to a vote of the Members. On any matters on which the holders of Non-Voting Units shall be entitled to vote, they shall be entitled to one vote for each unit held. Except as otherwise required by law or as otherwise provided herein, the holders of Non-Voting Units shall not be entitled to notice of any meeting of Members.

(b)   Other Rights. Without the written consent of the holders of a majority of the outstanding units of Non-Voting Units or the vote of the holders of a majority of the outstanding units of Non-Voting Units at a meeting of the holders of Non-Voting Units called for such purpose, the Company shall not amend, alter or repeal any provision of the Company's Certificate or this Agreement so as to adversely affect the relative rights and preferences of the Non-Voting Units; provided however, that any such amendment that changes the liquidation preference of the Non-Voting Units or that treats any Non-Voting Units differently than any other Non-Voting Units shall require the affirmative vote of the holder of each unit of Non-Voting Units at a meeting of such holders called for such purpose or the written consent of the holder of each such unit of Non-Voting Units; provided further, that in no event will the issuance of any series of Units that is senior to, on a parity with or junior to the Non-Voting Units or is entitled to payment prior to the time when the Non-

DocuSign Envelope ID: 4B956051-A684-4CAF-BA78-8E090292B71F

Voting Units are entitled to payment be deemed to adversely affect the rights and preferences of the Non-Voting Units.

(c)   Acknowledgement. Each holder of Non-Voting Units, by acceptance thereof, acknowledges and agrees that payments of dividends, interest, premium and principal on, and redemption and repurchase of, such securities by the Company may be subject to restrictions contained in certain credit and financing agreements of the Company.

3.10. Performance Obligations, Repurchase Option and Vesting for Class B Special Units.

(a)   The Class B Special Units shall be unvested upon issuance and shall only vest so long as the Member(s) to whom those Units have been issued continue to perform their obligations to the Company as more particularly described in Exhibit B to this Agreement.

(b)   In the event that the Managers determine the Member(s) to whom Class B Special Units have been issued are deficient in performing their obligations to the Company as described in Exhibit B, the Managers shall give written notice to those Members, who shall have thirty (30) days to cure to the satisfaction of the Managers.

(c)   In the event that a Member has received notice pursuant to Section 3.10(b) and has failed to cure the Member's deficiency to the satisfaction of the Managers, the Company shall upon the expiration of the thirty (30) day cure period (the "Repurchase Trigger Date") have an irrevocable, exclusive option (the "Repurchase Option") for a period of three months from such date to repurchase all or any portion of the Unvested Units (as defined below) held by the Member as of the Repurchase Trigger Date at a per unit price equal to $0.01 per Unit. As used in this Agreement, "Unvested Units" means Class B Special Units that have not yet been released from the Repurchase Option.

(d)   Unless the Company notifies the Member within three months from the Repurchase Trigger Date that it does not intend to exercise its Repurchase Option with respect to some or all of the Unvested Units, the Repurchase Option shall be deemed automatically exercised by the Company as of the end of such three-month period following such Repurchase Trigger Date, provided that the Company may notify the Member that it is exercising its Repurchase Option as of a date prior to the end of such three-month period. Unless Purchaser is otherwise notified by the Company pursuant to the preceding sentence that the Company does not intend to exercise its Repurchase Option as to some or all of the Unvested Units to which it applies at the time of termination, execution of this Agreement by a Member to whom Class B Special Units have been issued constitutes written notice to such Member of the Company's intention to exercise its Repurchase Option with respect to all Unvested Units to which such Repurchase Option applies. The Company may satisfy its payment obligation to such Member with respect to exercise of the Repurchase Option by delivering a check to such Member in the amount of the purchase price for the Unvested Units being repurchased. As a result of any repurchase of Unvested Units pursuant to this Section 3.10, the Company shall become the legal and beneficial owner of the Unvested Units being repurchased and shall have all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name the number of Unvested Units being repurchased by the Company, without further action by the affected Member.

(e)   100,000 of the Class B Special Units shall initially be subject to the Repurchase Option (the "Vesting Units"). The Vesting Units, if any, shall be released from the

Repurchase Option as hereafter described in this Section 3.10(e), provided, however, that such scheduled releases from the Repurchase Option shall immediately cease as of the Repurchase Trigger Date. Fractional Units shall be rounded to the nearest whole unit. Subject to the foregoing, 1/10th of the Vesting Units shall be released from the Repurchase Option on the 6-month anniversary of the Vesting Commencement Date (as defined below), and an additional 1/60th of the Vesting Units shall be released from the Repurchase Option on the corresponding day of each month thereafter (and if there is no corresponding day, the last day of the month), until all Vesting Units are released from the Repurchase Option. The Vesting Commencement Date is December 1, 2023.

3.11. Class CF Preferred Units.

(a)　Voting Rights. Class CF Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference in this Agreement to the vote of the Members excludes the Class CF Preferred Unit holders.

(b)　Information Rights. Class CF Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202.

3.12. Non-Transferability. The Units represented by this Agreement have not been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or under the securities acts or laws of any state in reliance upon exemptions under those acts and laws. The sale or other disposition of such Units is restricted as stated in this Agreement, and in any event is prohibited, subject to the exclusion applicable to Class CF Preferred Units appearing at the end of this paragraph. By acquiring Units represented by this Agreement, each Member represents that it will not sell or otherwise dispose of its Units without compliance with the provisions of this Agreement and registration or other compliance with the aforesaid acts and laws and the rules and regulations issued thereunder. Notwithstanding the foregoing, nothing in this Agreement shall impair the right of any holders of Class CF Preferred Units to sell, assign, pledge, hypothecate, or otherwise restrict the ability to transfer the Class CF Preferred Units, except as required under Regulation Crowdfunding.

3.13. Information Rights.

(a)　Inspection Rights. The Company, in its sole discretion, may permit each Member, at such Member's expense, to examine certain of its books of account and records, or discuss the Company's affairs, finances, and accounts with its Managers, during normal business hours of the Company if reasonably requested by each Member; provided, however, that the Company shall not be obligated pursuant to this Section to provide access to any information that it reasonably considers to be a trade secret, highly confidential or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

(b)　Waiver of Information Rights by Members. Notwithstanding the foregoing or any provisions of the Act, Members shall not be entitled to any information or inspection rights in the Company and hereby waive any information or inspection rights in the Company such Member may have pursuant to the Act, including Section 18-305 of the Act.

3.14. Lack of Authority. No Member has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company; provided that, this Section 3.14 shall not limit the rights of any Manager who is also a Member to act in such Member's capacity as a Manager.

3.15. <u>Withdrawal</u>. A Member does not have the right to withdraw from the Company as a Member (except in connection with a transfer of its Membership Units in accordance with this Agreement) and any attempt to violate the provisions hereof shall be legally ineffective.

3.16. <u>Other Business</u>. The Members, Managers and any person or entity affiliated with the Members and Managers, may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.


ARTICLE IV
MANAGEMENT


4.1. <u>Management Generally</u>. Except as specifically set forth in this Agreement or as required by the Act, the Members hereby delegate all power and authority to manage, bind and act on behalf of, the Company to one or more managers of the Company (each a "Manager") subject to and in accordance with the terms of this Agreement.

4.2. <u>Initial Manager</u>. The Company shall initially have one Manager, who shall be Mr. Joshua Strone until a successor has been duly elected and qualified pursuant to this Agreement and the Act, or until his earlier death, resignation, or removal. The authorized number of Managers of the Company may be increased or decreased (but not below one) from time to time upon consent of the Majority Members.


ARTICLE V
CAPITAL CONTRIBUTIONS


5.1. As of the Effective Date, the Members have contributed to the Company those Capital Contributions as set forth on Exhibit A opposite such Member's name.

5.2. <u>Additional Capital Contributions and Return of Contributions</u>. No Member shall be required to make any additional Capital Contributions to the Company or to restore any deficit in such Member's capital account. A Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its capital account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member.

5.3. <u>Advances by Members</u>. With the consent of the Managers, any Member may advance funds to or on behalf of the Company on terms approved by the Managers. An advance described in this Section 5.3 constitutes a loan from the Member to the Company and is not a Capital Contribution.

ARTICLE VI
CAPITAL ACCOUNTS; ALLOCATION OF PROFITS AND LOSSES

6.1.   Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

6.2.   Profit and Loss Allocations; Tax Allocations. The income, gains, losses, deductions, and expenses of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the Code and other applicable law. Allocations that are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be considered in computing, any Member's capital account or share of profits, losses, other items or distributions pursuant to any provisions of this Agreement.

ARTICLE VII
DISTRIBUTIONS

7.1.   The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Units held by each Member.

7.2.   The timing and amount of distributions will be determined by the Members in accordance with the Delaware Limited Liability Company Act.

7.3.   No distribution shall be made (a) to a Member to the extent it would cause such Member to have a deficit capital account, or (b) it would cause the Company to be unable to pay its debts when they become due in the usual course of business.

ARTICLE VIII
TAX MATTERS

8.1.   The Company shall cause to be prepared and filed all necessary federal, state, and local income tax returns for the Company and shall use all commercially reasonably efforts to furnish to each Member a Schedule K-1 within ninety (90) days of, or, if later, as soon as reasonably practicable following, the close of the Company's taxable year. The Company shall make any elections the Managers may deem appropriate and in the best interests of the Members. Each Member shall furnish to the Company all pertinent information in the Member's possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

8.2.   Notwithstanding any other provision of this Agreement, each Member hereby authorizes the Company to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company (pursuant to the Code or any provision of United States federal, state, or local or non-U.S. tax law) with respect to such Member or as a result of such Member's status as a Member hereunder. If and to the extent the Company is required to withhold or pay any such withholding or other taxes (or if and to the extent that the Company receives a distribution or payment from or in respect of which tax was withheld as a result of (or attributable to) such Member's status as a Member hereunder), such Member shall be deemed for all purposes of this Agreement to have received a payment from the Company as of the time such withholding or other tax is required to be paid, which payment shall be deemed to be a distribution to such Member to the extent that such Member otherwise would have received a distribution but for such withholding. To the extent that such payment exceeds the cash distribution that such Member would have received but for such withholding, the Managers shall notify such Member as to the amount of such excess and such Member shall make a prompt payment to the Company of such amount by wire transfer.

ARTICLE IX
CONFIDENTIALITY

9.1.   Each Member shall (a) treat and hold as confidential any proprietary information of the Company and its subsidiaries that is provided to the Member by the Company and (1) is not already generally available to the public or that does not become generally available after the date of this Agreement without any violation by such Member of his, her or its obligations hereunder, (2) is not or has not been independently developed or conceived by the Member without use of the Company's confidential information, and (3) is not or has not been made known or disclosed to the Member by a third party without a breach of any obligation of confidentiality such third party may have to the Company (the "Confidential Information"), and (b) refrain from using any of the Confidential Information except in the ordinary course operation (consistent with past custom and practice) of the Company and its subsidiaries (solely to the extent that such Member is involved in such activities as a Director, manager, Officer, employee or independent contractor of the Company or any of its subsidiaries), provided, however, that nothing in this Section shall prevent any Member from disclosing to any and all parties the tax structure and tax aspects of the Company and its transactions. In the event that a Member is requested or required by applicable law or regulation or by oral question or request for information or documents in any legal or regulatory proceeding, interrogatory, subpoena, civil investigative demand, or similar process to disclose any Confidential Information, such Member shall notify the Company promptly of the request or requirement so that the Company may seek an appropriate protective order or waive compliance with the provisions of this Article.

9.2.   Each Member acknowledges and agrees that, in the event of a breach or threatened breach by such Member of any of the provisions of this Section, monetary damages shall not constitute a sufficient remedy. Consequently, in the event of any such breach or threatened breach, the Company may (and shall be entitled to), in addition to other rights and remedies existing in their favor, apply to any court of law or equity of competent jurisdiction to seek specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions of this Section, in each case without the requirement of posting a bond or proving actual damages.

ARTICLE X
EXCULPATION AND INDEMNIFICATION

10.1. No Member or Manager shall be liable to the Company or any other entity or any person who has an interest in the Company, for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Member or Manager in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Manager by this Agreement, except that such Member or Manager shall be liable for any such loss, damage or claim incurred by reason of (i) any breach of the Manager's duty of loyalty to the Company or its Members; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the Manager derived an improper personal benefit.

10.2. To the full extent permitted by applicable law, a Member or Manager shall be entitled to indemnification from the Company for any loss, damage or claim incurred by the Member or Manager by reason of any act or omission performed or omitted by the Member or Manager in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on the Member or Manager by this Agreement, except that a Member or Manager shall not be entitled to be indemnified in respect of any loss, damage or claim incurred by the Member or Manager by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section shall be provided out of and to the extent of Company assets only, and the Members and Managers shall not have personal liability on account thereof.

ARTICLE XI
DISSOLUTION

11.1. Except as otherwise set forth in this Agreement, the Company shall dissolve, and its affairs shall be wound up solely upon (i) the Managers' determination to dissolve the Company, (ii) Joshua Strone's death, if his heirs or executor determine to dissolve the Company, or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

11.2. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be distributed to the Members in accordance with the number of Units held.

ARTICLE XII
WITHDRAWAL OF MEMBER; NO DISSOLUTION

12.1. If a Member transfers all of its Units and the transferee of such Units is admitted as a Member pursuant to this Agreement, such person or entity shall be admitted to the Company as a Member effective on the effective date of the transfer or such other date as may be specified when the Member is admitted, and, immediately following such admission, the Member effecting the transfer shall cease to be a Member of the Company.

12.2. Upon the resignation or withdrawal from the Company of the Member effecting the transfer, the resigning or withdrawing Member shall not be entitled to any distributions (including any distributions under Section 18-604 of the Act) from and after the date of such resignation or transfer. The withdrawal of a Member by transfer of all or any of its Units shall not dissolve the Company, and the Company shall be continued.

ARTICLE XIII
MISCELLANEOUS

13.1. Waiver of Action for Partition. Each Member irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the Company property.

13.2. Separability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable, or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

13.3. No Third-Party Beneficiary. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

13.4. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.5. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior understandings or agreements between the parties.

13.6. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

13.7. Amendments. This Agreement may not be modified, altered, supplemented or amended except by the vote or consent of the Majority Members.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Operating Agreement of Collabr LLC as of the Effective Date.

Joshua Strone

Joshua Strone, Member/Manager

CLBR Holdings LLC

By: _____
Aaron Rudden

Its: Authorized Representative

B&B Tech

By: *JEROME BORDE*
Jerome Borde

Its: Authorized Representative

13

DocuSign Envelope ID: 4B956051-A684-4CAF-BA78-8E090292B71F

EXHIBIT A
TO THE SECOND AMENDED AND RESTATED
OPERATING AGREEMENT OF COLLABR LLC

Capital Contribution & Vested/Unvested Units of Existing Members as of the Effective Date

Member	Capital Contribution	Number & Type of Units	Vesting Status	Membership Interest
Joshua Strone 10 Genesee Trail, Harrison, NY 10528	$26,647.65 & Services	750,000 Common	Vested	75%
CLBR Holdings LLC 57 Alfredo St, Woodbrook, Trinidad	$27,751.47	50,000 Class A Special	Vested	5%
B&B Tech 1580 Sawgrass Corporate Pkwy #130 Sunrise, FL, 33323	$62,685.00	100,000 Class A Special	Vested	10%
B&B Tech 1580 Sawgrass Corporate Pkwy #130 Sunrise, FL, 33323	Services Described in Exhibit B	100,000 Class B Special	Unvested	10%

DocuSign Envelope ID: 4B956051-A684-4CAF-BA78-8E090292B71F

EXHIBIT B
TO THE SECOND AMENDED AND RESTATED
OPERATING AGREEMENT OF COLLABR LLC

Performance Obligations of B&B Tech for Vesting of Class B Special Units

B&B Tech, through its representatives, agrees to perform certain obligations to the Company in order for its Class B Special Units to vest, which obligations shall include, but not necessarily be limited to, the following:

1. Make introductions to, and assist in the acquisition of potential customers, investors, advisors, and strategic partners utilizing B&B Tech's personal and professional networks;

2. Participate in Company strategy meetings, internal project-related meetings and meetings with potential customers, investors, advisors, and strategic partners.

3. Utilize social media platforms maintained by B&B Tech's representatives to promote the Company and the Company's products and services to their social media followers; and

4. Assist and advise the Company with respect to product branding, marketing, and selling the Company's product(s) and service(s).

Exhibit G to Form C

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Create. Connect. Collaborate.

Collabr is a pre-revenue social media company dedicated to empowering artists to collaborate and create work within the app, showcase their work, and interact with fans. Collabr has 35,000+ installs, 350% user growth, and 300% higher user engagement than ...

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This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



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REASONS TO INVEST



- Empowering Creators: Collabr is a one-stop shop for artists to connect and collaborate seamlessly within a centralized workspace. Artists can also interact with fans and thrive in a dedicated community.
- Seasoned CEO, Josh Strone has 15+ years in the live entertainment industry, managing projects for major artists. The team is backed by deep industry knowledge and global influencer/investor: Dwayne Bravo.
- The global creative collaboration market is booming, valued at a TAM of $576.6B. Not to mention, Collabr has 35,000+ installs, 350% user growth, and 300% higher engagement rate compared to the industry average .*





* Past growth is not indicative of future success. Metrics comparing Collabr to the industry average are based on internal data.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.



Joshua Strone • CEO

I am a creative professional focusing in the producing and management of live entertainment. With over 15+ years of experience and being involved in over 300 productions, I have unique experiences that help create and shape the Collabr ...

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HEADQUARTERS
2035 Sunset Lake Rd, Suite B-2
Newark, DE 19702

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Collabr is a pre-revenue social media company dedicated to empowering artists to collaborate and create work within the app, showcase their work, and interact with fans. Collabr has 35,000+ installs, 350% user growth, and 300% higher user engagement than industry averages.

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Important Message
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON
STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and
Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA / SIPC**. You can review the
background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a
member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.



JOIN OUR MISSION TO EMPOWER ARTISTS

RESERVE YOUR INVESTMENT IN COLLABR ON STARTENGINE NOW

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.





collabr

BECOME A PART OF THE
FUTURE OF ARTISTIC COLLABORATION!

RESERVE YOUR INVESTMENT FOR
COLLABR VIA STARTENGINE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURI-
TIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH
AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES
IS SIMPLY AN INDICATION OF INTEREST.

